BofA SECURITIES

BofA Securities Europe SA
51 rue La Boétie, 75008 Paris
RCS Paris 842 602 690 – No TVA Intracommunautaire FR 13 842 602 690
APE 66.12Z

Statement by the authorized representative of the French non-bank Swap Dealer

The swap dealer submitting this form, schedule or report and the person whose signature appears below represents that to the best of their knowledge and belief, the information contained therein, including the conversion of balances in the report to Euro, is true and correct.

Name of the company: BofA Securities Europe SA ("BOFASE")

Name of Report: Annual audited financial report

Name: Jana Waehrisch
Title: BOFASE SA Chief Financial Officer
For and on behalf: BofA Securities Europe SA
Date: 28th May 2026

Jana Waehrisch,
Chief Financial Officer, Managing Director,
BofA Securities Europe S.A.